SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 22, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

PROVALIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODERS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE ABOVE

5) Number of shares/amount of stock acquired.

5,000,000

6) Percentage of issued Class

1.37%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 1p EACH

10) Date of transaction

22.09.04

11) Date company informed

22.09.04

12) Total holding following this notification

36,638,867

13) Total percentage holding of issued class following this notification

10.01%

14) Any additional information

-

15) Name of contact and telephone number for queries

LEE GREENBURY 01244 833402

16) Name and signature of authorised company official responsible for making this notification

Date of Notification             22.09.2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                          Title: Company Secretary

Date:    September 22, 2004